

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

Via E-mail
Tina Miller
Chief Financial Officer
Lithia Motors Inc.
150 N. Bartlett Street
Medford, Oregon 97501

Re: Lithia Motors Inc.
Form 8-K
Exhibit No. 10.1 – Third Amended and Restated Loan Agreement, dated December 9, 2019, among Lithia Motors, Inc., the subsidiaries of Lithia Motors, Inc. listed on the signature pages of the agreement or that thereafter become borrowers thereunder, the lenders party thereto from time to time, and U.S. Bank National Association
Filed December 13, 2019
File No. 001-14733

Dear Mr. Miller:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance